SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

GS Mortgage Securities Corp.
(Exact Name of Registrant as Specified in Charter)

0000807641
(Registrant CIK Number)

Form 8-K for July 23, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-100818
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

114407 GSR 2004-9
Form SE

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 27, 2004.

GS MORTGAGE SECURITIES CORP.

By: Howard Altarescu

Name: Howard Altarescu
Title: Vice President

Exhibit Index

GSR04097PT - Price/Yield - 6A1

Balance	$145,451,000.00	Delay	24	WAC(6)	5.44387	WAM(6)	359
Coupon	5.19229	Dated	7/1/2004	NET(6)	5.192286	WALA(6)	1
Settle	7/30/2004	First Payment	8/25/2004				

Price	*5*	*10*	*15*	*20*	*25*	*30*	*35*	*40*	*45*	
99-22+	5.244	5.242	5.239	5.236	5.233	5.229	5.225	5.221	5.216	Yield
99-22+	60	86	113	137	160	183	202	220	239	Spread
99-24+	5.233	5.228	5.223	5.216	5.209	5.201	5.193	5.183	5.173	Yield
99-24+	59	85	111	135	158	180	199	216	234	Spread
99-26+	5.223	5.215	5.207	5.197	5.186	5.174	5.161	5.146	5.130	Yield
99-26+	58	84	109	133	156	178	196	213	230	Spread
99-28+	5.212	5.202	5.190	5.178	5.163	5.147	5.129	5.109	5.088	Yield
99-28+	57	82	108	131	154	175	192	209	226	Spread
99-30+	5.201	5.189	5.174	5.158	5.140	5.119	5.097	5.072	5.045	Yield
99-30+	56	81	106	130	151	172	189	205	221	Spread
100-00+	5.191	5.176	5.158	5.139	5.117	5.092	5.065	5.035	5.003	Yield
100-00+	55	80	105	128	149	169	186	201	217	Spread
100-02+	5.180	5.163	5.142	5.120	5.094	5.065	5.033	4.998	4.960	Yield
100-02+	54	79	103	126	147	167	183	198	213	Spread
100-04+	5.170	5.149	5.126	5.100	5.071	5.038	5.001	4.961	4.918	Yield
100-04+	53	77	101	124	144	164	180	194	209	Spread
100-06+	5.159	5.136	5.110	5.081	5.048	5.010	4.969	4.924	4.875	Yield
100-06+	52	76	100	122	142	161	177	190	205	Spread
100-08+	5.149	5.123	5.094	5.062	5.025	4.983	4.938	4.888	4.833	Yield
100-08+	51	75	98	120	140	158	173	187	200	Spread
100-10+	5.138	5.110	5.078	5.043	5.002	4.956	4.906	4.851	4.791	Yield
100-10+	50	73	97	118	137	156	170	183	196	Spread
100-12+	5.128	5.097	5.062	5.023	4.979	4.929	4.874	4.814	4.748	Yield
100-12+	49	72	95	116	135	153	167	179	192	Spread
100-14+	5.117	5.084	5.047	5.004	4.956	4.902	4.843	4.777	4.706	Yield
100-14+	47	71	93	114	133	150	164	176	188	Spread
100-16+	5.106	5.071	5.031	4.985	4.933	4.875	4.811	4.741	4.664	Yield
100-16+	46	69	92	112	131	148	161	172	183	Spread
100-18+	5.096	5.058	5.015	4.966	4.910	4.848	4.780	4.704	4.622	Yield
100-18+	45	68	90	110	128	145	158	168	179	Spread
100-20+	5.085	5.045	4.999	4.947	4.888	4.821	4.748	4.668	4.580	Yield
100-20+	44	67	89	108	126	142	154	165	175	Spread
100-22+	5.075	5.032	4.983	4.928	4.865	4.794	4.717	4.631	4.538	Yield
100-22+	43	65	87	106	124	140	151	161	171	Spread
WAL	7.50	5.91	4.73	3.85	3.16	2.63	2.21	1.88	1.61	
Mod Durn	5.882	4.744	3.885	3.225	2.703	2.287	1.956	1.687	1.466	
Mod Convexity	0.494	0.360	0.265	0.197	0.147	0.110	0.084	0.064	0.049	
Principal Window	Aug04 - Jun14	Aug04 - Jun14	Aug04 - Jun14	Aug04 - Jun14	Aug04 - Jun14	Aug04 - Jun14	Aug04 - Jun14	Aug04 - Jun14	Aug04 - Jun14	
LIBOR_1MO	1.39	1.39	1.39	1.39	1.39	1.39	1.39	1.39	1.39	
LIBOR_6MO	1.87	1.87	1.87	1.87	1.87	1.87	1.87	1.87	1.87	
LIBOR_1YR	2.28375	2.28375	2.28375	2.28375	2.28375	2.28375	2.28375	2.28375	2.28375	
CMT_1YR	2.0500	2.0500	2.0500	2.0500	2.0500	2.0500	2.0500	2.0500	2.0500	
Prepay	5 CPB	10 CPB	15 CPB	20 CPB	25 CPB	30 CPB	35 CPB	40 CPB	45 CPB	
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	

Swaps Mat	3MO	6MO	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR
Yld	1.6600	1.9300	2.3900	3.1062	3.5722	3.9154	4.1836	4.3968	4.5703	4.7151	4.8372	4.9441

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

GS MORTGAGE SECURITIES CORP.

GSR Mortgage-Backed Certificates 2004-9, Series 2004-9

114407 GSR 2004-9
Form SE